Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: September 30, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489;

Commission File No. for Registration Statement on Form S-4: 333-213067)

Manager Slide Deck Merger Update September 2016

Maintain business as usual through close REMEMBER: Anti-trust dos and don’ts Note: (*) (negotiated, arms-length subleases in exceptional circumstances may be acceptable with approval by both Technip and FMC Technologies Legal) Continue to operate as two independent businesses through close Due Diligence & Integration Planning Care must be taken with competitively sensitive information: Detailed current pricing strategies and formulas, discounts, margins, costs of production Future pricing plans Business strategy plans (particularly details regarding market share and specific strategies regarding competitors) Detailed sales and marketing strategies Customer-specific and supplier-specific pricing information Detailed, employee-level salary information Do’s Don’t's Do conduct additional due diligence (gathering information necessary to plan for closing and integration) Do make integration plans, but do not implement plans until post-closing Do not take any business decisions on behalf of the other party and do not instruct the other party to make any business decisions, for example: Do not transfer assets between business Do not implement hiring or firing decisions concerning each other’s personnel Do not direct the business activities of the other party Do not share offices in locations where both parties are active* Exceptions: Work that is within the existing Alliance and Forsys Subsea joint venture, however, the Alliance should not be used as a conduit to pass information not directly related to a specific project Clean room review Information that has been reviewed and approved by legal prior to exchange

As a manager, you play an important role in communicating with employees. What you say and do will impact their perception about the merger. Please communicate with optimism, while remaining sensitive to the current business environment. This slide deck can be used during team meetings to keep your employees up-to-date on the latest merger progress, process, key decisions made, and next steps. You can use all of part of this slide deck according to your meeting needs, but please do not adjust content on the slides provided. It has been approved by legal counsel and will be filed with the SEC and may be filed with other regulators. Refer to the speaker notes throughout this slide deck to ensure that you communicate facts and not personal opinions. Presenting this slide deck is an opportunity to listen to your employees questions, feedback and concerns. Playing an important role FMC Technologies – Nicola Cameron nicola.cameron@fmctechnologies.com Technip – Marcela Albuquerque malbuquerque@technip.com Manager slide deck Guidelines Share any pertinent questions or relevant feedback with the Communications Leads assigned to merger communications:

1 A reminder: the business case 2 Integration 4 Next steps Agenda 5 Summary 3 Progress so far

A reminder: the business case

About the merger Create a leader in Subsea, Surface and Onshore/Offshore, driven by technology and innovation Build a comprehensive and flexible offering across each market from concept to project delivery and beyond Accelerate growth: broader portfolio of solutions will increase innovation, improve execution, reduce costs and enhance customer success Bring together two complementary market leaders and their talented employees, building on the proven success of their existing alliance, enabling rapid integration Redefine the production and transformation of oil and gas

A step change in the production and transformation of oil and gas Surface Global product and service platform Enhanced offering in North America Strengthened international presence Products - best-in-class equipment and systems provider Leading and highly complementary equipment offering Scaling up best-in-class technology through enhanced R&D Subsea Projects - unique capabilities throughout project life-cycle From concept to project delivery and beyond Setting new project economic standards Services - enhanced service proposition Leveraging FMC Technologies’ leading solutions to service a larger installed base Expanding scope of service offering Onshore / Offshore Strong midstream/downstream footprint Leveraging further on Technip’s engineering capabilities From concept to technology to project delivery Build a comprehensive and flexible offering across each market from concept to project delivery and beyond

Subsea products: Trees, manifolds, control, templates, flowline systems, umbilicals & flexibles Subsea processing ROVs and manipulator systems Subsea projects Subsea services: Drilling systems Installation Asset management and production optimization Field IMR and well services Subsea Backlog: $10.6bn Offshore products, technologies and services: Fixed facilities: Conventional platforms, self-elevating platforms, GBS, artificial islands Floating facilities: FPSO, semi submersibles, Spar, TLP, FLNG Services: Floatover installation, HUC Modifications Onshore products, technologies and services: Gas monetization, refining, petrochemicals, onshore pipelines, furnaces, etc. Backlog: $9.8bn Onshore / Offshore Drilling, completion and production wellheads Surface integrated services: Frac stacks, arm manifold Frac flowback services Separation systems Metering systems Fluid control: Treating iron, temporary pipe restraints, pumps, fluid ends Water processing, advanced separation Surface Backlog: $0.4bn Building on complementarity to create a broad-based market leader What will TechnipFMC look like? Note: Pro forma backlog as of 31-March-2016. USD/EUR FX rate of 1.1397 as of 31-March-2016.

Build on proven success in subsea Project Execution Engineering Conceptual Design & FEED LOF & Maintenance Procurement Construction Installation Equipment supply Rationalized subsea architecture and design Optimized technology applications Improved field performance Joint SPS+SURF R&D for improved technology application and combination Shortened time to first oil and offshore installation through better planning Reduced project interfaces and contingencies Strengthen leverage on procurement Maximised reliability and uptime Increased aftermarket capabilities Improved performance over the life of field Accelerate time to-first-oil Superior project execution Maximize production uptime Leading market players Genesis and Forsys Subsea Leading market players SPS and SURF Largest installed base To create a single contracting partner

Helping clients achieve sustainable project economics Client concerns Preserving cash flows, balance sheets, dividends Finding value at a lower oil price Ensuring structural change in project costs Changing their field development model Our responses Enabling brownfield and long tie-backs Early involvement to optimize design and time to first oil Integrating full-field development Technology to drive efficiency and simplification Clients are embracing our integrated approach to drive better project economics in subsea

Integration

June 22, 2016 Senior leadership team announcement INTEGRATION Progress so far May 19, 2016 Combination announcement June 14, 2016 BCA signing Work council approvals June 27, 2016 Early conclusion of U.S. antitrust review August 10, 2016 Filing of draft registration statement on Form S-4 with SEC Early 2017 Expected combination completion Integration timeline MERGER PROCESS Q2, 2016 June 30, 2016 Merger integration principles and organization Aug 3-4 & 29, 2016 Wave 1 & 2 kick-off meetings Sep 8-9, 2016 ELT meeting Sep 12-13, 2016 Synergies workshop Oct 5-6, 2016 ELT meeting Nov 30-Dec 2, 2016 Day 1 readiness workshop Dec 14-16, 2016 ELT meeting

What is integration? Integration is the planning and execution of the business combination. It will cover all operations, functions, and entities. ‘Day 1’ is the day of legal close representing the first day of operations for the combined company. Before ‘Day 1’ nothing changes – we continue to operate as two separate businesses as well as Forsys Subsea joint venture – execution to clients as usual… ‘End-State’ with business continuity is objective of the integration goal. The journey to Day 1

Mobilization Planning Execution Checking and close-out 4 phases of integration Phase 1 / Mobilization Phase 2 / Planning Phase 3 / Execution Deal Announcement Ready for Day 1 PMO kick off 1st F2F Leadership Alignment Integration Kick Off 19 May 16 13 July 16 31 Dec. 16 June 2018 TODAY End State Integration Close-out 2nd F2F Leadership Alignment 8-9 Sept. 16 8-9 July 16 31 Dec. 17 Phase 4 / Checking & Close-out Early 2017 Day 1 3rd F2F Leadership Alignment 5-6 Oct. 16 4th F2F Leadership Alignment 5-6 Oct. 16

Integration objectives Key roles and objectives PMO workstreams (Day 1, Synergy, HR Support, Integration support, PMO Comms, Reg, Structuring) Design integration architecture and clarify workstream governance Define timeline expectations for the integration Manage dependencies between workstreams Facilitate decision making process and escalate to EST as needed 16 functional (vertical) workstreams 5 business (horizontal) workstreams Endorse cost baselines and synergy targets developed by the PMO Identify bottoms up synergy opportunities to achieve targets Develop synergy workplans Execute synergy initiatives and capture expected value Synergies Define Day 1 requirements, plan and execute a glitch-less ‘Day 1’ Plan and execute post Day 1 integration activities Identify and mitigate integration risks and solve interdependencies Prepare/train organization for ‘Day 1’ Day 1 Define and execute org design requirements for ‘Day 1’ Design future state organization to deliver synergies and deal rationale Plan and execute roll out of future state organization design Organization design

Subsea Integration Leads: Sanjay Bhatia Frederic Clos Sponsors: Barry Glickman Hallvard Hasselknippe Key Account Management Leads: Arild Selvig Marc Choussat Sponsor: Tore Halvorsen Security Leads: Sheryl Byrd Julien Rambeau Sponsor: Mark Scott Commu-nication / Branding Leads: Pascale Dumon-Poiret Nicola Mawer Sponsor: Mark Scott Insurance Leads: Jean Francois Corbel Connie Guy Sponsor: Maryann Mannen Surface & On/Off Integration Leads: Massimo Bianchi Xavier Tison Sponsors: Richard Alabaster Nello Uccelletti IT Lead: Patrick Giraudeau Sponsor: Julian Waldron Finance Leads: Matt Acosta Philippe Dorlencourt Sponsor: Maryann Mannen HR Policies & Sustainable Development Leads: Youssef Bouni Mike Turner Sponsors: Thierry Parmentier Mark Scott Supply Chain / Procurement Leads: Nghia Ngo Finn Erik Skjelby Sponsor: Julian Waldron Legal & Compliance Leads: Yngve Rygh Larsen Stephen Siegel Sponsor: Dianne Ralston Global Business Services (GBS) Leads: Andrew Cort Florence Rocle Sponsors: Mark Scott Julian Waldron Facilities Leads: Stephen Siegel Bob Sullivan Sponsor: Mark Scott R&D Leads: Gustav Kibsgaard Lorianna Vandenberg Sponsor: Brad Beitler HSE Leads: Scott Bogema Jessica Lebrun Sponsor: Mark Scott Quality Leads: Francesco Collu Richard Lalor Sponsors: Mark Scott PMO Core Team – Nicolas Gillier Synergy Tracking Akif Ahmad Charles Cessot François Dhaussy – Lead Narinder Sahai Regulatory Charles Henri Prou Mark Wolf Organization Design & Integration Support Akif Ahmad; Aurelien Bauple; Charles Cessot; Laurent Chhuon-Nougarede; Damien Fornier de Violet; Lior Keren PMO Communication Marcela Albuquerque Nicola Cameron Day 1 Frank Luongo Structuring (Legal, Tax) Jose Cadena Sophie Maddaloni HR Support Magali Castano Geir Arne Skau Planner: François-Xavier (FX) Derreumaux Finance Controller: Michalei McShan Admin Assistants: Zuzana Helmeciova (Paris) Kathy Randall (Houston) Laurent Chhuon-Noug arede François-Xavier (FX) Derreumaux Damien Fornier de Violet Lior Keren Damien Fornier de Violet Aurelien Bauple Lior Keren Lior Keren Aurelien Bauple Subsea Projects – Leads: Sanjay Bhatia Frederic Clos Sponsor: Hallvard Hasselknippe Aurelien Bauple Aurelien Bauple Onshore / Offshore – Leads: Massimo Bianchi Sponsor: Nello Uccelletti Surface – Lead: Iain Duncan Sponsor: Richard Alabaster Subsea Products (including Manufacturing) – Lead: Jean-Louis Rostaing Sponsor: Julian Waldron Subsea Services – Leads: Jamie Hinch Jean Jacques Quesnel Sponsor: Barry Glickman PMO Interface Managers Regions François-Xavier (FX) Derreumaux Damien Fornier de Violet Damien Fornier de Violet Damien Fornier de Violet Laurent Chhuon-Nougarede François-Xavier (FX) Derreumaux Integration architecture and team

Progress so far

Progress so far Workstream and regional integration leads mobilized Workstream charters approved and finalized Objectives for Day 1, Day 100 and end-state defined Three key objectives for Day 1 being worked on: A glitch-less Day 1 Capture synergies Design operating model Discovery phase complete, with planning phase begun Critical overlaps and gaps between workstreams identified and addressed at recent Interdependency workshop in Houston Operating principles and L2/L3 structure of new organization defined (this is subject to local work council/union approval and cannot be communicated until this process has been finalized)

Next steps

Next steps October Synergies workshop (workstream leads to finalize their plans to achieve efficiency savings) Finalize and communicate new company operating model November/December Day 1 readiness workshop (workstream leads to finalize their plans and preparation for Day 1 of new company) Plan and rehearse for Day 1 Day 1 Ensure business continuity Execute Day 1 integration plan Day 1 until End-State Execute integration plans post Day 1 and prepare for End-State Timeline

Summary

6 key takeaways The merger is a way of perpetuating the best of both companies while delivering what customers need the most - better project economic.The merger approval process is going ahead as planned.Designing the new company and ensuring it’s operational on ‘Day 1’ is the job of the integration team. We must still continue to behave and operate as two separate companies until the transaction has been approved by all relevant regulatory authorities.We don’t have answers to all your questions about the integration. and the new company, but we’ll keep you informed. We all have a role to play, either as part of integration or ensuring business continuity. What to remember

Thank you. Any questions?

Important Information for Investors and Securityholders Forward-Looking Statements This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information Important Additional Information Will be Filed with the SEC TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip). Important Additional Information Will be Made Available in an Information Document Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com. Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.